

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 6, 2023

Craig Kesler
Chief Financial Officer
Eagle Materials Inc.
5960 Berkshire Lane, Suite 900
Dallas, Texas 75225

> **Re: Eagle Materials Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2022**
> **Filed May 20, 2022**
> **File No. 001-12984**

Dear Craig Kesler:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2022

Management Discussion and Analysis of Financial Condition and Results of Operations
Fiscal Year 2022 vs. Fiscal Year 2021 Results by Segment, page 43

1.   We note that you present net revenue for certain of your segments, which excludes freight and delivery costs billed to customers. This appears to be a non-GAAP measure that would be considered individually tailored and have the effect of changing the recognition and measurement principles applied in accordance with GAAP. Please explain to us how you considered Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Eiko Yaoita Pyles, Staff Accountant, at 202-557-3587 or Melissa Gilmore, Senior Staff Accountant, at 202-551-3777 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing